UNITED STATES
	       SECURITIES AND EXCHANGE COMMISSION


		    Washington, D. C. 20549





			 FORM 11-K





[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934


       For the fiscal year ended December 31, 1997


			   OR


[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934




	     Commission file number 1-8841




    Employee Thrift and Retirement Savings Plan for
Bargaining Unit Employees of Florida Power & Light Company
	      (Full title of the plan)





		   FPL GROUP, INC.
(Name of issuer of the securities held pursuant to the plan)





		700 Universe Boulevard
	      Juno Beach, Florida 33408
       (Address of principal executive office)




	       INDEPENDENT AUDITORS' REPORT



EMPLOYEE BENEFITS COMMITTEE OF THE BOARD OF DIRECTORS
OF FPL GROUP, INC.:

We have audited the accompanying statements of net assets available for benefits of the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment as of December 31, 1997, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP

Miami, Florida
June 26, 1998




      EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
 BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY
      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



											      December 31,
										      ----------------------------
											  1997            1996
										      ------------    ------------
ASSETS
Accrued interest receivable - ESOP Account .......................................    $        807    $      1,222

General investments, at fair value:
  Interest-bearing cash ..........................................................       3,392,253       2,741,024
  Loans to participants - other ..................................................      20,486,666      20,993,023
  Value of interest in master trusts .............................................     104,949,313      92,390,507
  Value of interest in registered investment companies ...........................     162,689,431     108,860,516

      Total general investments ..................................................     291,517,663     224,985,070

Employer securities, at fair value:
  Employer securities held by the Plan ...........................................     172,496,768     158,156,716
  Leveraged ESOP employer securities .............................................     167,941,739     133,589,892

      Total employer securities ..................................................     340,438,507     291,746,608

Total assets .....................................................................     631,956,977     516,732,900

LIABILITIES
Interest payable - ESOP Account ..................................................         349,987         346,716
Acquisition indebtedness of leveraged ESOP .......................................     108,355,178     107,342,468

Total liabilities ................................................................     108,705,165     107,689,184

NET ASSETS AVAILABLE FOR BENEFITS ................................................    $523,251,812    $409,043,716

The accompanying Notes to Financial Statements are an integral part of these statements.



	 EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
   BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY
   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



										      Year Ended December 13, 1997
										      ----------------------------
INCOME
Contributions:
  Received from employer .........................................................    $ 2,273,662
  Received from participants .....................................................     14,397,474
  Noncash contributions (from employer) ..........................................      3,964,443
    Total contributions ..........................................................                    $ 20,635,579

Earnings on investments:
  Interest:
    Interest-bearing cash ........................................................        177,916
    Other loans (participant loans) ..............................................      1,793,730
      Total interest .............................................................                       1,971,646

  Common stock dividends .........................................................                       5,303,230

  Net appreciation in fair value of investments:
    Employer securities ..........................................................     39,531,224
    Master trusts ................................................................     10,073,984
    Registered investment companies ..............................................     25,929,442
      Total net appreciation in fair value of investments ........................                      75,534,650
Total income .....................................................................                     103,445,105

EXPENSES
Benefit payments to participants or beneficiaries ................................                      21,117,916
Administrative expenses ..........................................................                          53,272
  Total expenses .................................................................                      21,171,188

NET INCOME .......................................................................                      82,273,917

TRANSFERS
Transfers from the Plan - net ....................................................     (1,401,272)
Effect of current year Leveraged ESOP activity ...................................     33,335,451
Total transfers to the Plan ......................................................                      31,934,179

NET ASSETS AT DECEMBER 31, 1996 ..................................................                     409,043,716
NET ASSETS AT DECEMBER 31, 1997 ..................................................                    $523,251,812

The accompanying Notes to Financial Statements are an integral part of these statements.



	 EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
   BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY
		 NOTES TO FINANCIAL STATEMENTS
	     For the year ended December 31, 1997


1.  Description of the Plan and Significant Accounting Policies

The Plan

The following description of the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company (Plan) provides only general information. Participating employees (Members) should refer to the Summary Plan Description in their employee handbook for a more complete description of the Plan. Fidelity Management Trust Company (Trustee) administers the trust (Trust) established under the Plan and the FPL Group Employee Thrift Plan (Group Plan).

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Securities Act of 1974, as amended (ERISA). Participation in the Plan, which is voluntary, is open to any employee of Florida Power & Light Company (FPL or Company) whose compensation is established under a collective bargaining agreement between the Company and the International Brotherhood of Electrical Workers AFL-CIO through its System Council U-4 (Bargaining Unit). Bargaining Unit employees are eligible to participate in the Plan on the first day of the month coincident with the completion of six continuous full months of service. The Plan includes a cash or deferred compensation arrangement (Tax Saver Option) permitted by
Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Tax Saver Option permits a Member to elect to defer federal income taxes on all or a portion of their contributions (Tax Saver Contributions) until they are distributed from the Plan. Tax Saver Contributions were limited in 1997 to a maximum of $9,500 per Member and may be increased or decreased in future years for cost-of-living adjustments.

The Plan also includes leveraged employee stock ownership plan (Leveraged ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in common stock of FPL Group, Inc. (Common Stock). The Trust purchased Common Stock from FPL Group, Inc. (FPL Group) using the proceeds of a loan (Acquisition Indebtedness) from FPL Group Capital Inc (FPL Group Capital), a subsidiary of FPL Group (see
Note 3). The Common Stock acquired by the Trust is initially held in a separate account (ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, each Member's account is allocated its portion of Common Stock released from the ESOP Account.

The Company has in place a Flexible Dividend Program which enables participants to choose how their dividends on certain shares of Common Stock held in the Plan are to be paid. Dividends on Common Stock acquired through the Leveraged ESOP do not qualify under this program. The options available to participants include reinvestment of dividends in Company Stock; distribution of dividends in cash; distribution of dividends in cash and contribution of an equivalent amount of their compensation to their thrift plan account; or a partial distribution with the balance reinvested in Common Stock.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Contributions, Loans, Withdrawals and Transfers to (from) the Plan

The Plan provides for basic contributions by eligible employees in whole percentages from 1% to 7% of their base compensation (Earnings), which is matched in part by the Company with shares of Common Stock. For basic Tax Saver or After Tax Contributions, the Company match is 100% on the first 3% of a Member's Earnings, 50% on the next 3% and 25% on the last 1%. The Plan also provides for supplemental contributions by Members to be made in whole percentages from 1% to 9% of their Earnings, bringing the total maximum contributions to 16%. Supplemental contributions are not matched by the Company.

The value of a Member's contributions (including all income, gains and losses) is at all times 100% vested. Company contributions vest at a rate of 20% each year and are fully vested upon a Member attaining five years of service as a Member of the Plan. An employee may also receive vesting credit for prior years of service as a member of the Group Plan.

The Plan's investment options include fourteen investment choices: eleven core investment options and three investment strategy options. The core investment options include various mutual funds, a separately managed portfolio of short- and long-term investment contracts and Common Stock. The strategy options combine portions of the individual core investment options available through the Plan providing various combinations of stocks and fixed income investments.

The Plan allows Members, at any time, to change their contribution percentage, to change their investment option allocation for future contributions or to transfer their account balance attributable to Member contributions from one investment option to another. At year end, the number of Members contributing to the Plan was 3,358. Company contributions are primarily made from Common Stock shares released from the ESOP Account. Forfeitures of non-vested Company contributions due to termination of Plan participation are used to reduce the amount of future Company contributions to the Plan. A Member who has attained at least the age of fifty and completed five years of service while a Member will be permitted to transfer all or any portion of Company contributions made to his or her account and any earnings thereon to one or more of the other investment options. Any future Company contributions will continue to be invested in Common Stock. Company contributions made on behalf of business managers and others employed by the Bargaining Unit and serving on Company property while on a leave of absence from the Company will be reimbursed by the Bargaining Unit.

A Member may borrow from his or her account during his or her employment under certain conditions. At December 31, 1997, the loan interest rate was 8.5%.

Withdrawals by Members from certain of their accounts during their employment are permitted with certain penalties and restrictions. The penalties limit a Member's contributions to the Plan for varying periods following a withdrawal.

Transfers to (from) the Plan generally represent net transfers between the Plan and the Group Plan. The transfers arise as a result of members transferring between bargaining unit and non-bargaining unit status while employed at FPL.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting. Investment income and interest income on loans to Members is recognized when earned. Contributions by Members and Company contributions are accrued on the basis of amounts withheld through payroll deductions. Distributions to Members are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except insurance and financial institution investment contracts which are stated at contract value (see Investment Contracts below). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The FPL Group Company stock is valued at its quoted market price. Loans to participants are valued at cost, which approximates fair value.

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the carrying amount of the securities. The carrying amounts of securities held in Member accounts are adjusted daily; securities held in the ESOP Account (see
Note 2) are adjusted annually. Unrealized appreciation or depreciation is recorded to recognize changes in market value.

Investment Contracts

The Plan has entered into investment contracts with various insurance companies and financial institutions. The contracts are fully benefit responsive and are included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). There are no reserves against contract values for credit risk of the contract issuer or otherwise. The contract value of investment contracts at December 31, 1997, which are held in the Conservative Investment Strategy, Moderate Growth Investment Strategy, Long-Term Growth Investment Strategy, and FPL Managed Income Portfolio was $2,515,000, $5,325,000, $1,729,000 and $55,453,000, respectively. As of the same date, the fair value of investment contracts in these funds was $2,538,000, $5,372,000, $1,745,000 and $55,947,000, respectively. At December 31, 1996, the contract value of investment contracts for these funds was $2,387,000, $3,859,000, $1,211,000 and $48,523,000, respectively, with fair values of $2,401,000,
$3,882,000, $1,218,000 and $48,806,000, respectively.  The average yield for the portfolio of investment contracts was 6.67% and 6.68% for 1997 and 1996, respectively. The crediting interest rate at December 31, 1997 and 1996 was 6.43% and 6.24%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero.

2.  Employee Stock Ownership Plan Account Allocation

The assets, liabilities and net income of the ESOP Account are not considered plan assets but are for the joint benefit of the Plan and the Group Plan. The ESOP Account is allocated for financial reporting purposes based on each plan's relative net assets. The Plan's allocation of Common Stock held in the ESOP Account (employer securities), Acquisition Indebtedness and interest payable have been reflected in the Statements of Net Assets Available for Benefits, but are not available for, or the obligation of, Plan Members. The employer securities will be released from the ESOP Account and distributed to Members' accounts in satisfaction of part or all of the Company's matching contribution obligation under the Plan as the Acquisition Indebtedness is repaid (see
Note 3). ESOP shares allocated to date are classified as employer securities held by the Plan on the Statements of Net Assets Available for Benefits. The Acquisition Indebtedness will be repaid from dividends on the shares acquired by the ESOP Account, as well as from cash contributions from FPL Group. The net effect of a change in the allocation percentage from year to year is reported as a transfer to or from the Plan. The value of the shares distributed to Member accounts is not affected by these allocations.

Condensed financial statements of the ESOP Account are presented below, indicating the allocations made to each plan. The effect of current year Leveraged ESOP activity on net assets is included in transfers to (from) the plan in the financial statements of each plan. Distributions of shares to the plans are presented as noncash contributions in the financial statements of each plan.


									Total ESOP         The
									 Account        Group Plan       The Plan
								       ------------    ------------    ------------
Allocation percentage .............................................         100%             68%             32%

Accrued interest ..................................................    $      2,537    $      1,730    $        807
Employer securities ...............................................     528,105,440     360,163,701     167,941,739
  Total assets ....................................................     528,107,977     360,165,431     167,942,546

Interest payable ..................................................       1,100,561         750,574         349,987
Acquisition indebtedness ..........................................     340,731,013     232,375,835     108,355,178
  Total liabilities ...............................................     341,831,574     233,126,409     108,705,165

Net assets at December 31, 1997 ...................................    $186,276,403    $127,039,022    $ 59,237,381

Contributions received from employer ..............................    $ 13,612,372
Interest income ...................................................           5,668
Dividends .........................................................      17,393,116
Net appreciation in fair value of investments .....................     117,994,417
  Total income ....................................................     149,005,573

Interest expense ..................................................      33,114,393

Net income ........................................................    $115,891,180    $ 79,036,860    $ 36,854,320
Distribution of shares to plans ...................................     (12,474,438)     (8,509,995)     (3,964,443)
Transfers to (from) the plan ......................................               -        (445,574)        445,574
Effect of current year Leveraged ESOP activity on net assets ......     103,416,742      70,081,291      33,335,451
Net assets at December 31, 1996  ..................................      82,859,661      56,957,731      25,901,930
Net assets at December 31, 1997 ...................................    $186,276,403    $127,039,022    $ 59,237,381

3.  Acquisition Indebtedness

In December 1990, the Trust, which holds plan assets for both the Plan and the Group Plan, borrowed $360 million from FPL Group Capital to purchase approximately 12.4 million shares of Common Stock. The Acquisition Indebtedness matures in 2019, bears interest at a fixed rate of 9.69% per year and is to be repaid using dividends received on both Common Stock held by the ESOP Account and ESOP shares distributed to Member accounts, along with cash contributions from FPL Group. For those dividends on shares allocated to Member accounts used to repay the loan, additional shares, equal in value to those dividends, will be allocated to Member accounts. In 1997, dividends received from shares held by the ESOP and shares distributed to Member accounts totaled approximately $17,393,000 and $4,765,000, respectively. Cash contributed in 1997 by FPL Group for the debt service shortfall totaled approximately $13,612,000.

The unallocated shares of Common Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness. As principal payments are made, a percentage of Common Stock is released as collateral and becomes available to satisfy matching contributions, as well as to repay dividends on ESOP shares distributed to Member accounts for debt service. During 1997, 367,653 shares of Common Stock were released as collateral for the Acquisition Indebtedness. The scheduled principal repayments of the Acquisition Indebtedness for the next five years and thereafter are as follows: 1998 - $1,672,000; 1999 - $1,825,000; 2000 -
$1,873,000; 2001 - $3,883,000; 2002 - $4,452,000 and thereafter - $327,026,000.

See Note 2 for information on the Plan's allocation percentage of the Acquisition Indebtedness.

4.  Parties-In-Interest Transactions

Company contributions are primarily made in Common Stock released from the ESOP Account or in cash which is used to purchase Common Stock by the Trustee. Such amounts are reported as noncash contributions (from employer) and contributions received from employer, respectively.

Dividend income earned by the Plan results from dividends on Common Stock. Dividends on shares held in the ESOP Account were used to repay the Acquisition Indebtedness (see Note 3). Certain dividends on shares held in Members' accounts are reinvested in Common Stock for the benefit of its Members pursuant to FPL Group's Dividend Reinvestment and Common Share Purchase Plan in which the Trustee participates.

5. Statement of Net Assets Available for Benefits Information by Investment Fund Option

Information about the Statements of Net Assets Available for Benefits by investment fund option is as follows:


											       December 31,
										      ----------------------------
											  1997            1996
										      ------------    ------------
Interest-bearing cash:
  Fidelity Retirement Government Money Market Portfolio ...........................   $  3,392,253    $  2,741,024

Value of interest in master trusts:
  Conservative Investment Strategy ................................................   $  4,534,809    $  4,590,887
  Moderate Growth Investment Strategy .............................................     22,450,113      18,268,513
  Long-term Growth Investment Strategy ............................................     21,003,320      16,695,052
  Short-term liquid investments maintained in FPL Group Company Stock Fund ........      1,508,412       1,894,833
  FPL Managed Income Portfolio ....................................................     55,452,659      50,941,222
										      $104,949,313    $ 92,390,507
Value of interest in registered investment companies:
  Fidelity U.S. Bond Index Fund ...................................................   $  5,290,064    $  5,198,187
  Spartan U.S. Equity Index Fund ..................................................     63,480,060      40,489,976
  T. Rowe Price Equity Income Fund ................................................      4,151,308               -
  Fidelity Magellan Fund ..........................................................     45,005,559      33,013,422
  Fidelity OTC Portfolio ..........................................................     23,911,787      20,105,651
  Brandywine Fund, Inc.  ..........................................................      8,922,266               -
  Fidelity Overseas Fund ..........................................................     11,212,001      10,053,280
  Templeton Foreign Fund I ........................................................        716,386               -
										      $162,689,431    $108,860,516

FPL Group Company Stock Fund ......................................................   $172,496,768    $158,156,716

Loan Fund .........................................................................   $ 20,486,666    $ 20,993,023


6. Statement of Changes in Net Assets Available for Benefits Information by Investment Fund Option

Information about the Statement of Changes in Net Assets Available for Benefits by investment fund option is as follows:


							    Fidelity
							    Retirement                   Moderate       Long-term
							    Government    Conservative    Growth         Growth
							    Money Mkt.     Investment    Investment     Investment
							    Portfolio      Strategy      Strategy       Strategy
							    ----------    ----------    -----------    -----------
INCOME
Contributions ...........................................   $  105,353    $  141,469    $   910,966    $ 1,199,720
Interest ................................................      177,916             -              -              -
Net appreciation in fair value of investments in
    master trusts........................................            -       534,290      2,897,310      3,267,750
  Total income ..........................................      283,269       675,759      3,808,276      4,467,470

EXPENSES
Benefit payments to participants or beneficiaries .......      153,388       496,932        705,573        878,366
Administrative expenses .................................        1,577           621          1,451          1,441
  Total expenses ........................................      154,965       497,553        707,024        879,807

NET INCOME ..............................................      128,304       178,206      3,101,252      3,587,663

TRANSFERS
Net transfers to (from) the Plan ........................       (8,552)            -       (147,831)      (164,038)
Net exchanges between investment funds ..................      528,438      (236,773)     1,147,635        680,080
Net participant loan activity ...........................        3,039         2,489         80,544        204,563
  Total transfers .......................................      522,925      (234,284)     1,080,348        720,605

NET ASSETS AT DECEMBER 31, 1996 .........................    2,741,024     4,590,887     18,268,513     16,695,052
NET ASSETS AT DECEMBER 31, 1997 .........................   $3,392,253    $4,534,809    $22,450,113    $21,003,320

							  FPL Managed     Fidelity         Spartan     T. Rowe Price
							    Income        U.S. Bond      U.S. Equity      Equity
							   Portfolio     Index Fund      Index Fund     Income Fund
							  -----------    ----------     ------------   -------------
INCOME
Contributions ..........................................  $ 2,086,537    $  313,628     $ 2,472,996     $   31,352
Net appreciation in fair value of investments in
  master trusts ........................................    3,374,634             -               -              -
Net appreciation in fair value of investments in
  registered investment companies ......................            -       476,300      14,415,952        163,231
    Total income .......................................    5,461,171       789,928      16,888,948        194,583

EXPENSES
Benefit payments to participants or beneficiaries ......    4,216,059       261,073       2,164,613              -
Administrative expenses ................................        4,012         6,164          21,858              -
    Total expenses .....................................    4,220,071       267,237       2,186,471              -

NET INCOME .............................................    1,241,100       522,691      14,702,477        194,583

TRANSFERS
Net transfers to (from) the Plan .......................      885,554       (15,628)       (279,756)         3,549
Net exchanges between investment funds .................    2,380,855      (487,922)      8,486,772      3,959,055
Net participant loan activity ..........................        3,928        72,736          80,591         (5,879)
    Total transfers ....................................    3,270,337      (430,814)      8,287,607      3,956,725

NET ASSETS AT DECEMBER 31, 1996 ........................   50,941,222     5,198,187      40,489,976              -
NET ASSETS AT DECEMBER 31, 1997 ........................  $55,452,659    $5,290,064     $63,480,060     $4,151,308

							   Fidelity       Fidelity                       Fidelity
							   Magellan         OTC          Brandywine      Overseas
							     Fund         Portfolio      Fund, Inc.        Fund
							  -----------    -----------    -----------     -----------
INCOME
Contributions ..........................................  $ 2,369,733    $ 1,446,728    $  103,435      $   912,987
Net appreciation (depreciation) in fair value
  of investments in registered investment companies ...     8,856,261      1,913,743      (959,950)       1,077,149
    Total income (loss) ................................   11,225,994      3,360,471      (856,515)       1,990,136

EXPENSES
Benefit payments to participants or beneficiaries ......    2,045,082        717,240            92          305,372
Administrative expenses ................................        8,206            630             -              446
    Total expenses .....................................    2,053,288        717,870            92          305,818

NET INCOME (LOSS) ......................................    9,172,706      2,642,601      (856,607)       1,684,318

TRANSFERS
Net transfers to (from) the Plan .......................     (246,830)      (196,047)            -         (147,662)
Net exchanges between investment funds .................    2,784,729      1,128,418     9,773,933         (626,778)
Net participant loan activity ..........................      281,532        231,164         4,940          248,843
    Total transfers ....................................    2,819,431      1,163,535     9,778,873         (525,597)

NET ASSETS AT DECEMBER 31, 1996 ........................   33,013,422     20,105,651             -       10,053,280
NET ASSETS AT DECEMBER 31, 1997 ........................  $45,005,559    $23,911,787    $8,922,266      $11,212,001

									       FPL Group
							      Templeton         Company             Loan
							    Foreign Fund I     Stock Fund           Fund
							    --------------    ------------      -----------
INCOME
Contributions ..........................................      $  7,981        $  8,532,694                -
Interest and dividends .................................             -           5,303,230      $ 1,793,730
Net appreciation in fair value of investments in
  employer securities ..................................             -          39,531,224                -
Net depreciation in fair value of investments
  in registered investment companies ...................       (13,244)                  -                -
  Total income (loss) ..................................        (5,263)         53,367,148        1,793,730

EXPENSES
Benefit payments to participants or beneficiaries ......             -           8,450,715          723,411
Administrative expenses ................................             -               6,866                -
  Total expenses .......................................             -           8,457,581          723,411

NET INCOME (LOSS) ......................................        (5,263)         44,909,567        1,070,319

TRANSFERS
Net transfers to (from) the Plan .......................             -            (931,430)               -
Net exchanges between investment funds .................       717,928         (30,236,370)               -
Net participant loan activity ..........................         3,721             211,864       (1,576,676)
  Total transfers ......................................       721,649         (30,955,936)      (1,576,676)

NET ASSETS AT DECEMBER 31, 1996 ........................             -         160,051,549       20,993,023
NET ASSETS AT DECEMBER 31, 1997 ........................      $716,386        $174,005,180      $20,486,666

7.  Income Taxes

In June 1996, FPL received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated through January 1, 1995, met the requirements of Section 401 of the Code. The Trust established under the Plan will generally be exempt from federal income taxes under
Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan will meet the requirements of Section 401(k) of the Code allowing Tax Saver Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, FPL Group will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness and for dividends distributed directly to members.

Company contributions to the Plan on a Member's behalf, the Member's Tax Saver Contributions, and the earnings thereon generally are not taxable to the Member until such Company contributions, Tax Saver Contributions, and earnings from investments are distributed or withdrawn. A loan from a Member's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

8.  Expenses

Certain fees such as annual account maintenance and investment management fees are paid by Plan participants. Trustee's fees and expenses are paid by FPL Group (which may charge each company under the Plan its allocated share) and, therefore, are not reflected in the financial statements.

9.  Master Trusts

A summary of participating interest in and financial statements for the Master Trusts follow.


												Percent of
											  Interest in Master Trust
												December 31,
											  ------------------------
											    1997            1996
											  -------          -------
FPL MANAGED INCOME PORTFOLIO
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................      73.5%           75.3%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................      26.5%           24.7%

CONSERVATIVE INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................      78.8%           78.5%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................      21.2%           21.5%

MODERATE GROWTH INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................      69.9%           72.8%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................      30.1%           27.2%

LONG-TERM GROWTH INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................      72.2%           73.2%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................      27.8%           26.8%



		      FPL MANAGED INCOME PORTFOLIO

	      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


											       December 31,
										       ----------------------------
											   1997            1996
										       ------------    ------------
ASSETS
General investments:
  Value of unallocated insurance and financial institution contracts ...............   $209,333,382    $205,997,972

Total assets .......................................................................    209,333,382     205,997,972

LIABILITIES ........................................................................              -               -

NET ASSETS AVAILABLE FOR BENEFITS ..................................................   $209,333,382    $205,997,972


	  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

													Year Ended
												       December 31,
													   1997
												       ------------
INCOME
Contributions received from participants ..........................................................    $  5,594,289

Earnings on investments:
  Interest ........................................................................................      13,246,947

Total income ......................................................................................      18,841,236

EXPENSES
Benefit payments to participants or beneficiaries .................................................      18,543,665

Account maintenance fees ..........................................................................          11,180

Total expenses ....................................................................................      18,554,845

NET INCOME ........................................................................................         286,391

TRANSFERS
Transfers into fund ...............................................................................       3,822,002
Transfers out of fund .............................................................................        (772,983)

Net transfers .....................................................................................       3,049,019

NET ASSETS AT DECEMBER 31, 1996 ...................................................................     205,997,972

NET ASSETS AT DECEMBER 31, 1997 ...................................................................    $209,333,382



		   CONSERVATIVE INVESTMENT STRATEGY

	     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


												 December 31,
											 ---------------------------
											     1997           1996
											 -----------    ------------
ASSETS
Receivables:
  Income ...........................................................................     $    94,080    $    92,010
  Other  ...........................................................................          25,847              -
      Total receivables ............................................................         119,927         92,010

General investments:
  Value of unallocated insurance and financial institution contracts ...............      11,853,200     11,130,733
  Mutual funds .....................................................................       9,388,949     10,114,440

      Total general investments ....................................................      21,242,149     21,245,173

Total assets .......................................................................      21,362,076     21,337,183

LIABILITIES ........................................................................             176         10,000

NET ASSETS AVAILABLE FOR BENEFITS ..................................................     $21,361,900    $21,327,183


	      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

													Year Ended
												       December 31,
													   1997
												       ------------
INCOME
Contributions received from participants ............................................                   $   438,893

Earnings on investments:
  Interest ..........................................................................                       729,081
  Dividends .........................................................................                       582,847
  Net appreciation in fair value of investments .....................................                     1,198,859

Total income ........................................................................                     2,949,680

EXPENSES
Benefit payments to participants or beneficiaries ...................................                     2,227,602

Account maintenance fees ............................................................                         1,313

Total expenses ......................................................................                     2,228,915

NET INCOME ..........................................................................                       720,765

TRANSFERS
Transfers into fund .................................................................                     4,608,355
Transfers out of fund ...............................................................                    (5,294,403)

Net transfers .......................................................................                      (686,048)

NET ASSETS AT DECEMBER 31, 1996 .....................................................                    21,327,183

NET ASSETS AT DECEMBER 31, 1997 .....................................................                   $21,361,900



		    MODERATE GROWTH INVESTMENT STRATEGY

	      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


												 December 31,
											 --------------------------
											     1997           1996
											 -----------    -----------
ASSETS
Receivables:
  Income ...........................................................................     $   205,402    $   189,105
  Other ............................................................................             686        289,362
    Total receivables ..............................................................         206,088        478,467

General investments:
  Value of unallocated insurance and financial institution contracts ...............      17,684,993     16,619,701
  Mutual funds .....................................................................      56,678,220     50,206,139

      Total general investments ....................................................      74,363,213     66,825,840

Total assets .......................................................................      74,569,301     67,304,307

LIABILITIES ........................................................................           9,549        160,161

NET ASSETS AVAILABLE FOR BENEFITS ..................................................     $74,559,752    $67,144,146


	   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

													 Year Ended
													December 31,
													    1997
													------------
INCOME
Contributions received from participants ............................................                   $  2,874,440

Earnings on investments:
  Interest ..........................................................................                      1,078,866
  Dividends .........................................................................                      3,090,215
  Net appreciation in fair value of investments .....................................                      6,265,853

Total income ........................................................................                     13,309,374

EXPENSES
Benefit payments to participants or beneficiaries ...................................                      2,652,618

Account maintenance fees ............................................................                          4,204

Total expenses ......................................................................                      2,656,822

NET INCOME ..........................................................................                     10,652,552

TRANSFERS
Transfers into fund .................................................................                     12,159,118
Transfers out of fund ...............................................................                    (15,396,064)

Net transfers .......................................................................                     (3,236,946)

NET ASSETS AT DECEMBER 31, 1996 .....................................................                     67,144,146

NET ASSETS AT DECEMBER 31, 1997 .....................................................                   $ 74,559,752


		 LONG-TERM GROWTH INVESTMENT STRATEGY

	    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


												 December 31,
											 --------------------------
											     1997           1996
											 -----------    -----------
ASSETS
Receivables:
  Income ...........................................................................     $    93,471    $    84,421
  Other ............................................................................          21,324        144,682
    Total receivables ..............................................................         114,795        229,103

General investments:
  Value of unallocated insurance and financial institution contracts ...............       6,214,020      5,841,951
  Mutual funds .....................................................................      69,328,846     56,400,940

      Total general investments ....................................................      75,542,866     62,242,891

Total assets .......................................................................      75,657,661     62,471,994

LIABILITIES ........................................................................         192,276        159,707

NET ASSETS AVAILABLE FOR BENEFITS ..................................................     $75,465,385    $62,312,287


	  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

													 Year Ended
													December 31,
													    1997
													------------
INCOME
Contributions received from participants ............................................                   $  4,619,550

Earnings on investments:
  Interest ..........................................................................                        383,520
  Dividends .........................................................................                      3,342,428
  Net appreciation in fair value of investments .....................................                      8,454,382

Total income ........................................................................                     16,799,880

EXPENSES
Benefit payments to participants or beneficiaries ...................................                      2,997,391

Account maintenance fees ............................................................                          4,861

Total expenses ......................................................................                      3,002,252

NET INCOME ..........................................................................                     13,797,628

TRANSFERS
Transfers into fund .................................................................                     19,963,254
Transfers out of fund ...............................................................                    (20,607,784)

Net transfers .......................................................................                       (644,530)

NET ASSETS AT DECEMBER 31, 1996 .....................................................                     62,312,287

NET ASSETS AT DECEMBER 31, 1997 .....................................................                   $ 75,465,385



						   ATTACHMENT:  Schedule 1
						   FORM 5500:  Line 27 (a)



		  FLORIDA POWER & LIGHT COMPANY
		       EIN 59-0247775

	  EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN
	     FOR THE BARGAINING UNIT EMPLOYEES OF
		 FLORIDA POWER & LIGHT COMPANY

			 PLAN #003

		     PLAN YEAR:  1997



     ASSETS HELD FOR INVESTMENT AS OF DECEMBER 31, 1997




											Historic        Current
     Units                               Fund Name                           Price        Cost           Value
--------------     -----------------------------------------------------    ------    ------------   -------------
 3,392,253.130     Fidelity Retirement Government Money Market Portfolio    $ 1.00    $  3,392,253    $  3,392,253
   317,119.537     Conservative Investment Strategy                         $14.30       3,609,880       4,534,809
 1,404,009.589     Moderate Growth Investment Strategy                      $15.99      16,530,397      22,450,113
 1,221,123.244     Long-Term Growth Investment Strategy                     $17.20      15,328,252      21,003,320
55,452,658.700     FPL Managed Income Portfolio                             $ 1.00      55,452,659      55,452,659
   490,274.695     Fidelity U.S. Bond Index Fund                            $10.79       5,197,585       5,290,064
 1,814,753.002     Spartan U.S. Equity Index Fund                           $34.98      42,832,958      63,480,060
   159,236.988     T. Rowe Price Equity Income Fund                         $26.07       4,265,737       4,151,308
   472,400.117     Fidelity Magellan Fund                                   $95.27      39,005,392      45,005,559
   714,851.630     Fidelity OTC Portfolio                                   $33.45      22,265,243      23,911,787
   288,839.963     Brandywine Fund, Inc.                                    $30.89       9,825,348       8,922,266
   344,560.564     Fidelity Overseas Fund                                   $32.54      10,622,220      11,212,001
    71,998.599     Templeton Foreign Fund I                                 $ 9.95         746,127         716,386
 8,040,758.530     FPL Company Stock Fund                                   $15.89      70,621,747     127,767,653
 2,893,462.233     FPL Company Stock Fund - LESOP                           $15.98      29,466,499      46,237,527
 2,837,452.824     Leveraged ESOP Employer Securities                       $59.19      82,286,132     167,941,739
		   Outstanding Loan Balances (7.5% to 9.75%;                            20,486,666      20,486,666
		     maturing 1998-2002)

		   Total Assets Held for Investment                                   $431,935,095    $631,956,170



						     ATTACHMENT:  Schedule 2
						     FORM 5500:  Line 27 (d)



		   FLORIDA POWER & LIGHT COMPANY
			EIN 59-0247775

	  EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN
	     FOR THE BARGAINING UNIT EMPLOYEES OF
		FLORIDA POWER & LIGHT COMPANY

			 PLAN #003

		     PLAN YEAR:  1997



	 TRANSACTIONS IN EXCESS OF FIVE PERCENT OF THE
	      CURRENT VALUE OF PLAN ASSETS FOR THE
		  YEAR ENDED DECEMBER 31, 1997




	Transaction by                      Total             Total        Number of      Number         Realized
	Fund or Carrier                   Purchases           Sales        Purchases     of Sales       Gain (Loss)
----------------------------             -----------       -----------     ---------     --------      ------------
FPL Managed Income Portfolio             $60,520,418       $56,008,981        255          251                   -
FPL Group Company Stock Fund             $22,631,518       $46,659,755        253          253         $11,752,528
Fidelity Magellan Fund                   $22,469,723       $16,494,266        252          244         $ 1,534,554
Fidelity OTC Portfolio                   $25,107,459       $21,511,421        252          252         $ 1,028,223
Spartan U.S. Equity Index Fund           $39,120,337       $29,198,834        253          252         $ 3,510,636



				      SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



DATE:  June 26, 1998    Employee Thrift and Retirement Savings Plan
			     for Bargaining Unit Employees of
			      Florida Power & Light Company
				   (Name of Plan)



			   By:     JAMES K. PETERSON
			       --------------------------
				   James K. Peterson
		   Director, Human Resources Centers of Expertise